EXHIBIT 99.2

FOR IMMEDIATE RELEASE

BLUE MARBLE MEDIA CORP. RECEIVES $3 MILLION USD ORDER FROM HYUNDAI MOTORS FOR CHEERING EVENT FOR 2010 WORLD CUP

Las Vegas, NV – May 27, 2010 --  Blue Marble Media Corp. (OTCBB:BMMCF) (the “Company”) is pleased to announce that the promotion department of Blue Cree Co. Ltd., (“BCC”) a wholly owned subsidiary of Blue Marble Media Corp., has been awarded a street cheering event for the Korean matches as part of the World Cup Soccer event in  South Africa in June, 2010.  BCC obtained the order from  Hyundai Motors Co., official host of the event, which is organized by the Korean Football Association (“KFA”) and sponsored by SK Telecom. BCC expects this cheering event contract amount to be up to $3 Million USD. Mr. Jin Kyung Yang, President and CEO of the Company, is proud to have the Company be part of a marketing event that is linked to soccer’s biggest international tournament.

The events are scheduled for June 12th, 17th and 23rd when Korea is scheduled to play against Greece, Argentina and Nigeria accordingly. By participating in an event of this magnitude, Blue Marble Media will substantially raise their profile internationally while providing an opportunity for brand recognition. The street cheering event, taking place at the Seoul City Hall Public Square with 400,000 people, will begin prior to the match and continue throughout and after the match has ended. Street cheering has become a Korean phenomenon that exploded during the World Cup 2002 hosted by Korea. It is a large-scale cheering campaign that offers companies the chance to promote themselves but at the same time support their country’s team. Korea's street cheering culture has made an indelible impression on the world as well as on Koreans themselves because of its pan-national following, high level of organization, and the absence of hooliganism and other forms of aggressive behavior so often associated with soccer fans.

About Blue Marble Media Corp.:

Blue Marble Media Corp.’s (OTCBB:BMMCF) vision is to build shareholder value by increasing revenue streams while increasing production and aligning themselves in the North American market. They have operated successfully from Seoul, South Korea for the past 8 years in TV commercial production, advertising planning, marketing, and continue to rank number 1 in the competitive market. Blue Marble currently produces over 100 TV commercials and has secured sales revenue of over $10 million USD annually while continuing to grow its current business and develop new businesses.  Blue Marble is providing integrated media systems with a team of specialists in TV commercial production, BTL promotion, advertising, film production, 3D contents, star management, drama production and investment. Please visit our website at  www.bluemarblemedia.ca for more information.

Forward Looking Statements:
This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements, or that of its industry, to differ materially from those expressed or implied in any of the Company’s forward looking statements.

EXHIBIT 99.2

Statements in this press release regarding the Company’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.